April 21, 2008

Mail Stop 6010

Registrar & Transfer Co.
As Agent for NovaRay Medical, Inc.
10 Commerce Drive
Cranford, New Jersey 07016

> **Re:** **NovaRay Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2008 and amended March 31, 2008**
> **File No. 333-149917**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Explanatory Note

1. Please tell us more about the nature of and reason for the changes to your financial statements referenced in this explanatory note. Also, quantify the dollar amount of any changes to your *financial statements* reflected in this amendment. Finally, tell us how the changes impact your disclosure requirements under SFAS 154.

Selling Stockholders, page 13

2.   Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis the total number of shares that you may issue the selling security holders under all outstanding agreements.

3.   Please provide us, with a view toward disclosure in the prospectus, with a table that clearly shows:

- the total number of shares offered by each group of related selling stockholders, and

- the total number of shares offered by each group of related selling stockholders expressed as a percentage of total issued and outstanding securities held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

4.   If your transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), please note that the fixed offering price that you disclose should remain in effect until your shares are traded on an exchange or quoted on the OTC Bulletin Board, not merely until they are "eligible" for trading as you currently disclose. Please revise your disclosure on the prospectus cover and under "Plan of Distribution" accordingly.

5.   Please provide us your analysis regarding whether the conversion rate of the preferred stock represents a discount to the value of your common stock on the date that you sold the preferred stock. Include in your analysis the prices at which you have sold other securities and the exercise price of your warrants.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any liquidated damages, payments made to "finders" or "placement agents," and any other

payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the convertible preferred stock.

7.   Please provide us, with a view toward disclosure in the prospectus, the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; and

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders.

9. Please tell us, with a view toward disclosure in the prospectus, whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, provide us the following additional information:

    - the date on which each such selling stockholder entered into that short position; and

    - the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, *etc*.).

10. Please provide us, with a view toward disclosure in the prospectus, with:

    - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

    - copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

    If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11.   Please disclose the names of all individuals who beneficially own the shares that are offered for resale. For instance, we note that you have only disclosed the name of one beneficial owner of the shares held by Wheatley Medtech Partners, LP.

12.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

   • the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

   • at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Please revise as appropriate.

13.   For any selling stockholder that is not a broker-dealer, please tell us, with a view toward disclosure in the prospectus, whether the stockholder is in the business of buying and selling securities.

Results of Operations, page 28

14.   We note that your discussion of the operating results is limited and does not discuss all significant changes in line items of your financial statements. A discussion of the amounts included in the line items with no comparison to prior periods is not adequate. Please revise to present and quantify each significant factor that contributed to the changes in your financial statement line items, including offsetting factors. Trends and uncertainties that may have a material impact on operating results should also be discussed. Refer to the Item 303 of Regulation S-K, including the Instructions to paragraph 303 (a).

Index to Consolidated Financial Statements, page F-1

15.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

16.   Please consider the impact of our comments on your 2007 Form 10-KSB and as well as any other periodic reports.

Independent Auditors' Report, page F-3

17.   Your auditor stated that "they conducted their audits in accordance with generally accepted auditing standards in the United States of America". Please note that PCAOB Rule 3100 requires an auditor to comply with all applicable auditing and related professional practice standards of the PCAOB and the auditors' report must refer to "the standards of the Public Company Accounting Oversight Board (United States)" instead of generally accepted auditing standards in the United States of America. Please refer to paragraph 3 of Auditing Standard No. 1 and tell us why you believe the filing includes an auditor's report that complies with PCAOB AS 1.

Consolidated Balance Sheets, page F-4

18.   Please revise the filing to clearly disclose the cumulative net loss reported as "deficit accumulated during the development stage" to comply with paragraph 11(a) of SFAS 7.

19.   We note the presentation of $(100,472) within 12/31/06 stockholders' deficit with no title or caption. We note on page F-6 that this amount appears to be a subscription receivable. Please revise the filing to clearly disclose the title of this equity account.

20.   We note you have recorded approximately $1.6 million and $1.9 million as deferred interest and deferred consulting, respectively, within other long term assets. Please tell us and revise the filing to disclose the nature of these items and your accounting basis for the deferral of these charges. Also, please revise the filing to clearly disclose your accounting policy for both of these deferred expenses.

Consolidated Statements of Operations, page F-5

21.   We see that you have recorded $452,091 of miscellaneous income in 2007. Please tell us the nature of this amount, including a discussion of the related earnings process and why it is presented as part of non-operating miscellaneous income. Furthermore, we note that MD&A on page 28 fails to discuss this income. In accordance with Item 303(a)(3) of Regulation S-K, please revise the filing to discuss this significant transaction and the reason for changes in miscellaneous income during the financial statement periods presented.

Statements of Consolidated Cash Flows, page F-7

22.   Please reconcile the 2007 amount of $15,450,099 disclosed herein as "proceeds from sale of *common* stock" to the 2007 amounts disclosed as common stock sales transactions in the statement of consolidated stockholders' deficit on page F-6. Explain the nature of and reason for any reconciling items to us.

23.   Please tell us why your disclosures of non-cash financing activities in this statement include amounts labelled as "*proceeds* from sale of common stock…"

Note 1. Summary of Significant Accounting Policies, page F-8

Business Description, page F-8

24.   We see on December 26, 2007 you entered into a stock exchange with NovaRay Inc. and appear to have accounted for the transaction as a reverse acquisition of the operating company (NovaRay Inc.). We agree that when a public shell with no operations and nominal net assets acquires an operating company, the transaction would be accounted for as a reverse merger recapitalization. Accordingly, we note the following:

- The accounting for a recapitalization is identical to that for reverse acquisitions except that no goodwill or other intangible should be recorded. Costs of the transactions may be charged directly to equity only to the extent of cash received, while all costs in excess of cash received should be charged to expense.

- The historical financial statements prior to the acquisition are those of the accounting acquirer, although (in the absence of a change of name) they are labeled as those of the issuer. We believe that the reports filed by an issuer after a reverse acquisition should parallel the financial reporting under GAAP, as if the acquirer were the legal successor to an issuer's reporting obligation on the date of the merger.

- Historical stockholders' equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

The consolidated financial statements for years 2007 and 2006 included in this filing do not appear to reflect the restated capital structure that is required in financial statements filed after a recapitalization. As such, please revise this registration statement to disclose how you accounted for the December 2007 transaction and tell us why you believe these financial statements include the appropriate restated equity and earnings (loss) per share information necessary after a recapitalization. After noting this comment, please also tell us why you believe it is appropriate to present two types of Series A convertible preferred stock and common stock in your balance sheet as the historical presentation of the acquirer's equity should be carried forward. Finally, please revise the filing to clearly disclose how you determined that NovaRay shareholders acquired 98.08% of your post-recapitalization shares outstanding.

Note 5. Shareholders' Equity (deficit), page F-11

25.   We see on page F-6 and F-14 that in consideration for the cancellation of debt, you have issued shares of preferred stock. We also note on page F-7 that you have converted interest expense into preferred stock. Please tell how you valued and accounted for the exchange of preferred stock for the cancellation of debt and interest expense. Please provide us with references to the authoritative accounting literature which supports your accounting. Please revise the filing to describe and discuss in detail how you accounted for these transactions and how you determined the fair of the instruments exchanged.

26.   Additionally, we reference issuances on page F-6 of common stock for services rendered and a warrant to purchase common stock. Please revise the filing to clearly disclose how you accounted for each issuance and how each issuance was valued and recorded. Refer to the guidance at SFAS 123R, EITF 96-18 or other applicable U.S. GAAP. Please also revise the filing to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to the fair value the issuance, the significant assumptions utilized and the fair value of the stock on the date of issuance. Note this comment also applies to the warrants described on page F-16.

Note 6. Related Party Transactions, page F-16

The AIG Parties, page F-17

27.   We note disclosure that NovaRay entered into various loan agreements with AIG Parties in June 2005 and **2004**. We note that the registrant's inception was June 7, 2005. Please clarify for us how the registrant entered into a loan agreement in June 2004, prior to its inception.

Restricted Stock Purchase Agreement, page F-18

28.   We see that you entered into a restricted stock purchase agreement with the president of the company. We note that the president purchased 214,000 shares of common stock and the restricted stock began vesting on November 1, 2006 and will continue to vest over three years. Please tell how you valued, recorded and accounted for the issuance and vesting of the restricted shares. Please revise the filing to also include this information.

Signatures Page

29.   We note that the name of the officer signing the first amendment of the registration statement on behalf of the registrant is signed pursuant to a power of attorney. Please file a certified copy of the resolution of the registrant's board of directors authorizing the signature. See Regulation S-K Item 601(b)(24).

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Michael C. Phillips, Esq.